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SEC FILE NUMBER
8-46627

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brookwood Securities Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

138 Conant Street
(No. and Street)

Beverly	MA	01915
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ericka L. Ayles	(978) 720-7500	eayles@brookwoodfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, P.C.
(Name – if individual, state last, first, and middle name)

1 International Place	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

10/08/2003	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Ericka Ayles_ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Brookwood Securities Partners, LLC_ , as of _12/31_ , 2 _025_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _[signature]_

Title:
CFO & FinOp

[Notary signature]
Notary Public

[Notary seal: NICOLE L. REEVES, MY COMMISSION EXPIRES AUG 2 2030, COMMONWEALTH OF MASSACHUSETTS, NOTARY PUBLIC]

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Brookwood Securities Partners, LLC

Financial Statements
and Supplemental Information
(Confidential per Rule 17a-5(e)(3))
Years Ended December 31, 2025 and 2024

Brookwood Securities Partners, LLC

Financial Statements
and Supplemental Information
(Confidential per Rule 17a-5(e)(3))
Years Ended December 31, 2025 and 2024

Brookwood Securities Partners, LLC

Contents



Tel: 617-422-0700   One International Place
Fax: 617-422-0909   Boston, MA 02110
www.bdo.com

Report of Independent Registered Public Accounting Firm

Brookwood Financial Partners, LLC, the sole member of
Brookwood Securities Partners, LLC
Beverly, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Brookwood Securities Partners, LLC (the "Company") as of December 31, 2025 and 2024, the related statements of operations, changes in member's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital and Required Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934 and Statement Pursuant to Rule 17a-5(d)(2)(iii) (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records,



as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the Computation of Net Capital and Required Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934 and Statement Pursuant to Rule 17a-5(d)(2)(iii) is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO USA, P.C.

We have served as the Broker-Dealer's auditor since 2001.
February 26, 2026

Financial Statements
Confidential Pursuant to SEC Rule 17a-5(e)(3)

Brookwood Securities Partners, LLC

Statements of Financial Condition

Confidential Pursuant to SEC Rule 17a-5(e)(3)

December 31,	2025	2024
Assets		
Cash and Cash Equivalents	$ 575,591	$ 708,592
Prepaid Expenses and Other Assets	38,065	41,862
Total Assets	$ 613,656	$ 750,454
Liabilities and Member's Equity		
Liabilities		
Due to Affiliates	$ 4,832	$ 10,189
Accrued Bonus	8,500	47,000
Professional Fees Payable	58,901	55,804
Accrued Payroll	2,986	7,536
Accrued Expense Reimbursement	2,427	8,709
Accounts Payable	7,837	271
Total Liabilities	85,483	129,509
Commitments and Contingencies (Note 5)		
Member's Equity	528,173	620,945
Total Liabilities and Member's Equity	$ 613,656	$ 750,454

See accompanying notes to financial statements.

Brookwood Securities Partners, LLC

Statements of Operations

Confidential Pursuant to SEC Rule 17a-5(e)(3)

Years ended December 31,	2025	2024
Revenues:		
Commissions	$ -	$ 16,200
Interest Income	84	115
Total Revenue	84	16,315
Expenses:		
Broker Compensation	582,969	780,008
General and Administrative	334,887	194,172
Total Expenses	917,856	974,180
Net Loss	$(917,772)	$(957,865)

See accompanying notes to financial statements.

Brookwood Securities Partners, LLC

Statements of Changes in Member's Equity

Confidential Pursuant to SEC Rule 17a-5(e)(3)

Years ended December 31, 2025 and 2024

Member's Equity at December 31, 2023	$	978,810
Capital Contributions		600,000
Net Loss		(957,865)
Member's Equity at December 31, 2024		620,945
Capital Contributions		825,000
Net Loss		(917,772)
Member's Equity at December 31, 2025	$	528,173

See accompanying notes to financial statements.

Brookwood Securities Partners, LLC

Statements of Cash Flows

Confidential Pursuant to SEC Rule 17a-5(e)(3)

Years ended December 31,	2025	2024
Cash Flows From Operating Activities:		
Net Loss	$ (917,772)	$ (957,865)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Prepaid Expenses and Other Assets	3,797	1,206
Commissions Payable	-	(115,612)
Due to Affiliates	(5,357)	(8,026)
Accrued Bonus	(38,500)	(500)
Professional Fees Payable	3,097	(26,096)
Accrued Payroll	(4,550)	(15,276)
Accrued Expense Reimbursement	(6,282)	(694)
Accounts Payable	7,566	(477)
Net cash used in operating activities	(958,001)	(1,123,340)
Cash Flows from Financing Activities:		
Capital Contributions	825,000	600,000
Net Decrease in Cash and Cash Equivalents	(133,001)	(523,340)
Cash and Cash Equivalents, Beginning of Year	708,592	1,231,932
Cash and Cash Equivalents, End of Year	$ 575,591	$ 708,592

See accompanying notes to financial statements.

Brookwood Securities Partners, LLC

Notes to Financial Statements

Confidential Pursuant to SEC Rule 17a-5(e)(3)

1. Organization

Brookwood Securities Partners, LLC (the "Company") was first formed as a limited partnership (Brookwood Securities Partners, L.P.) organized under the laws of the State of Delaware for the purpose of serving as a broker-dealer in the sale of ownership interests in direct participation programs (the "Programs"). The Company operated under the exemptive provisions of SEC Rule 15c3-3K(2)(i) until the issuance of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 2040.17a-5. Pursuant to Footnote 74 of the SEC Release noted above, the Company is a Non-Covered Firm. In January 2021, the Company amended its Membership Agreement with the Financial Industry Regulatory Authority, Inc. ("FINRA"), stating the Company will not claim an exemption from SEC Rule 15c3-3K(2)(i), in reliance on Footnote 74. The Company limits its activities to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 2040.17a-5.

The Company was organized on September 23, 1993, and commenced operations on April 14, 1994, upon receipt of its operating license from FINRA. The Programs are managed by affiliates of the Company.

The Company is engaged in a single line of business as a securities broker-dealer, which operates in one reporting segment and earns commission and fee income. The Company has identified its Chief Executive Officer and Chief Financial Officer as the chief operating decision makers ("CODM"), who use net income to evaluate the results of the business. Additionally, the CODM use excess net capital (Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manage the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Brookwood Financial Partners, LLC ("BFP") is the sole member of the Company.

2. Summary of Significant Accounting Policies

Financial Reporting and Use of Estimates

The financial statements of the Company have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

It is the Company's policy to place its cash and cash equivalents in high quality financial institutions. At times these deposits may exceed federally insured limits. The Company does not believe significant credit risk exists with respect to these institutions. The cash balance includes an account that was $325,591 and $458,592 in excess of FDIC insurance limits on December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, the company did not have any cash equivalents.

Revenue Recognition

Commission Income

The Company has entered into placement agent agreements where it acts as a placement agent for Programs. The agreements are binding upon the Company accepting a Program's confidential private placement memorandum ("PPM"). The contract's sole performance obligation requires the Company to use commercially reasonable efforts to sell units in accordance with the PPM. The Company earns commission revenue from these Programs with a transaction price equal to a specified percentage of gross proceeds from the sale of units. The Company recognizes commission revenue upon the admission date of limited partners for which the Company sold units. The Company earns additional commission revenue from Programs at the time of any subsequent equity closings. The commission revenue earned under these arrangements was $0 in 2025 and $16,200 in 2024.

Fee Income

The Company has a placement agreement with the affiliated entities raising funds. The contracts sole performance obligation is to use commercially reasonable efforts to sell the units in accordance with the PPM. Once sales subscriptions are made, BFP earns a management fee for its ongoing management of the investment. At the discretion of BFP a portion of this fee income is allocated to the Company as reimbursement, which is the transaction price, for compensation. The Company earns fee income under this arrangement at the time of equity closings, as compensation expenses are incurred. There was no fee income earned under this arrangement in 2025 or 2024.

Contract Costs

The Company incurs costs to fulfill placement agent contracts in the form of commissions paid to employees. Such commissions are only earned by the Company's employees upon the admission of limited partners for which the Company sold units, consistent with the recognition of commission and fee income earned by such contracts. Contract acquisition costs are immediately expensed when the asset that would have resulted from capitalizing these costs would have been amortized in one year or less.

Income Taxes

The Company is not required to file Federal or state income tax returns due to it being a single member limited liability company. The Company's income, gains, losses, deductions and credits are included on BFP's tax return. Accordingly, there is no provision for income taxes in the accompanying financial statements. BFP, as a limited liability company, is not subject to Federal or state income taxes as its members are required to report on their Federal and state income tax returns their share of BFP's income, gains, losses, deductions and credits.

Adopted Accounting Standards

ASU 2023-07 – In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07, "Improvements to Reportable Segment Disclosures" ("ASU 2023-07"). This guidance improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The standard became effective for the year ending December 31, 2024, and the Company has adopted the new guidance.

3. Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital ratio shall not exceed 15 to 1 of aggregate indebtedness. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2025, the Company had $490,108 of net capital, which was $484,409 in excess of required net capital. At December 31, 2024, the Company had $579,083 of net capital, which was $570,449 in excess of required net capital. The Company's aggregate indebtedness to net capital ratio was 0.17 to 1 as of December 31, 2025 and 0.22 to 1 as of December 31, 2024. The Company limits its activities under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 2040.17a-5, none of which require the Company to prepare a "Computation for Determination of Reserve Requirements" or the schedule of "Information Relating to Possession or Control Requirements."

Reconciliation of member's equity to net capital under SEC Rule 15c3-1 is as follows:

December 31,	2025	2024
Member's equity qualified for net capital	$ 528,173	$ 620,945
Less non-allowable assets	38,065	41,862
Net capital under SEC Rule 15c3-1	$490,108	$579,083

4. Related Party Transactions

The Company has entered into an expense agreement with its member, BFP, to provide office space and support functions to the Company at no cost. Under the terms of the agreement, any expenses directly relating to the Company's brokerage activities are paid by the Company. As of December 31, 2025, and 2024, $4,336 and $9,744, respectively, were reimbursable to BFP for expenses relating to the Company's brokerage activities, with $29,110 and $45,169 of expenses reimbursed to BFP for brokerage activities in 2025 and 2024, respectively.

The Company acts as placement agent for Programs sponsored by its sole member, BFP. During 2025 and 2024, the Company recognized commission income of $0 and $16,200, respectively from these Programs. As of December 31, 2025 and 2024, all commissions had been received. The Company did not earn fee income in 2025 or 2024 by acting as placement agent for affiliates raising funds from institutional clients.

5. Commitments and Contingencies

In connection with the Company's activities, the Company may from time to time, be party to suits and claims. The Company may enter into contracts that contain a variety of indemnifications. The Company's maximum exposure with respect to these claims and arrangements are unknown. However, the Company has not had prior claims or losses and expects the risk of loss at December 31, 2025 to be remote.

6. Liquidity

The Company incurred losses of $917,772 and $957,865 in 2025 and 2024 and had cash used in operations of $958,001 and $1,123,340 in 2025 and 2024, respectively. The Company has received contributions of $825,000 and $600,000 from its sole member, BFP, to fund its cash requirements in 2025 and 2024, respectively. The Company has received a commitment from BFP stating they will continue to support the Company's cash requirements through March 2027.

7. Subsequent Events

The Company evaluated all events and transactions that occurred after December 31, 2025 through February 26, 2026, the date the financial statements were issued.

Management has determined that there are no material events that would require adjustment to, or disclosure in, the Company's financial statements.

Supplemental Information

Confidential Pursuant to SEC Rule 17a-5(e)(3)

Brookwood Securities Partners, LLC

Computation of Net Capital and Required Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934 and Statement Pursuant to Rule 17a-5(d)(2)(iii)

Confidential Pursuant to SEC Rule 17a-5(e)(3)

December 31, 2025

Member's Equity:		
Total member's equity qualified for net capital	$	528,173
Less non-allowable assets		38,065
Net Capital	$	490,108
Computation of Basic Net Capital Requirement:		
(i) Minimum net capital required, 6 2/3% of aggregate indebtedness of $85,483 pursuant to Rule 15c3-1	$	5,699
(ii) Minimum dollar net capital requirements of the Company		5,000
Net Capital Requirement (greater of (i) and (ii))	$	5,699
Excess Net Capital	$	484,409
Computation of Aggregate Indebtedness:		
Due to affiliates	$	4,832
Accounts payable, accrued expenses and accrued bonus		80,651
Total Aggregate Indebtedness	$	85,483
Ratio: Aggregate Indebtedness to Net Capital		0.17

Statement Pursuant to Rule 17a-5(d)(2)(iii)
Reconciliation with Company's computation (included in Part II or IIA of Form X- 17A-5 as of December 31, 2025):

A reconciliation with the Company's computation of net capital, as filed on January 27, 2026, in Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's preceding computation of net capital and the Company's corresponding unaudited Part II (A) of Form X-17A-5 as of December 31, 2025.



Tel: 617-422-0700
Fax: 617-422-0909
www.bdo.com

One International Place
Boston, MA 02110

Report of Independent Registered Public Accounting Firm

Brookwood Financial Partners, LLC, the sole member of
Brookwood Securities Partners, LLC
Beverly, Massachusetts

We have reviewed management's statements, included in the accompanying Brookwood Securities Partners, LLC Exemption Report (the "Exemption Report"), in which Brookwood Securities Partners, LLC (the "Company") stated that the Company (1) does not claim an exemption under paragraph (k) of Securities Exchange Act of 1934 ("SEA") Rule 15c3-3 (the "exemption provisions") and (2) is filing the Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to SEA Rule 17a-5 ("Footnote 74") because the Company limits its business activities exclusively to acting as a real estate syndicator; acting as a broker or dealer selling limited liability companies in primary distributions, private placements of limited liability company interests; and acting as chaperone foreign broker-dealers pursuant to Rule 15a-6 in which the foreign broker-dealer's business under 15a-6 for private placement of securities and the Company (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of SEA Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in SEA Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the statements within the Exemption Report. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74.

BDO USA, P.C.

February 26, 2026

Brookwood Securities Partners, LLC

Exemption Report

Confidential Pursuant to SEC Rule 17a-5(e)(3)

The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because;

    A. The Company limits its business activities exclusively to:

        (1) Acting as a real estate syndicator;

        (2) Acting as a broker or dealer selling limited liability companies in primary distributions;

        (3) Private placements of limited liability company interests;

        (4) Chaperone foreign broker-dealers pursuant to Rule 15a-6 in which the foreign broker-dealer's business under 15a-6 for private placement of securities, and

    B. The Company:

        (1) Did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4);

        (2) Did not carry accounts of or for customers; and

        (3) Did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BROOKWOOD SECURITIES PARTNERS, LLC

I, Ericka L. Ayles, swear that, to my best knowledge and belief, this Exemption Report is true and correct for the period from January 1, 2025 through December 31, 2025.

By: _____
Ericka L. Ayles
Managing Director, FINOP

Dated: February 26, 2026



Tel: 617-422-0700
Fax: 617-422-0909
www.bdo.com

One International Place
Boston, MA 02110

Report of Independent Registered Public Accounting Firm

Brookwood Financial Partners, LLC, the sole member of
Brookwood Securities Partners, LLC
Beverly, Massachusetts

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Brookwood Securities Partners, LLC ("Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. We compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2025 noting no differences.
3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. We recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.



We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

BDO USA, P.C.

February 26, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME   *SEC No.*
BROOKWOOD SECURITIES PARTNERS LLC   8-46627
For the fiscal period beginning ____1/1/2025____ and ending 12/31/2025

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)	$ 84.00
2	Additions:	
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
b	Net loss from principal transactions in securities in trading accounts.	
c	Net loss from principal transactions in commodities in trading accounts.	
d	Interest and dividend expense deducted in determining item 1.	
e	Net loss from management of or participation in the underwriting or distribution of securities.	
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.	
g	Net loss from securities in investment accounts.	
h	Add lines 2a through 2g. This is your **total additions**.	$ 0.00
3	Add lines 1 and 2h	$ 84.00
4	Deductions:	
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	
b	Revenues from commodity transactions.	
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
d	Reimbursements for postage in connection with proxy solicitations.	
e	Net gain from securities in investment accounts.	
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
h	Other revenue not related either directly or indirectly to the securities business.	

Deductions in excess of $100,000 require documentation

5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	
	c	Enter the greater of line 5a or 5b	$ 0.00
6		Add lines 4a through 4h and 5c. This is your **total deductions**.	$ 0.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.	$ 84.00
8	Multiply line 7 by .0015. This is your **General Assessment**.	$ 0.00
9	Current overpayment/credit balance, if any	$ 176.00
10	General assessment from last filed _2025_ SIPC-6 or 6A	$ 0.00
11 a	Overpayment(s) applied on all _2025_ SIPC-6 and 6A(s)	$ 0.00
b	Any other overpayments applied	$ 0.00
c	All payments applied for _2025_ SIPC-6 and 6A(s)	$ 0.00
d	Add lines 11a through 11c	$ 0.00
12	**LESSER** of line 10 or 11d.	$ 0.00
13 a	Amount from line 8	$ 0.00
b	Amount from line 9	$ 176.00
c	Amount from line 12	$ 0.00
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.	($ 176.00)
14	Interest (see instructions) for ___0___ days late at 20% per annum	$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.	$ 0.00
16	Overpayment/credit carried forward (if applicable)	($ 176.00)

SEC No. 8-46627	*Designated Examining Authority* DEA: FINRA		*FYE* 2025	*Month* Dec
MEMBER NAME *MAILING ADDRESS*	BROOKWOOD SECURITIES PARTNERS LLC 138 CONANT ST BEVERLY, MA 01915			

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

BROOKWOOD SECURITIES PARTNERS LLC	Ericka Ayles
(Name of SIPC Member)	(Authorized Signatory)
2/24/2026	eayles@brookwoodfinancial.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.